Exhibit 99.1

News Release
NYSE, TSX: NTR
October 21, 2025

Nutrien Commences a Controlled Shut Down of Its Trinidad

Nitrogen Operations

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it has commenced a controlled shut down of its Trinidad Nitrogen operations at the Point Lisas’ facility to be effective October 23, 2025.

This shutdown is in response to port access restrictions imposed by Trinidad and Tobago’s National Energy Corporation (NEC) and a lack of reliable and economic natural gas supply that has reduced the free cash flow contribution of the Trinidad Nitrogen operations over an extended period of time. Nutrien will continue to engage with stakeholders and assess options with respect to its operations in Trinidad.

Ammonia and urea sales volumes from Nutrien’s Trinidad operations are approximately 85 and 55 thousand tonnes per month, respectively. Nutrien expects to be within its 2025 annual nitrogen sales volume guidance range of 10.7 to 11.2 million tonnes due to the continued strong performance of its North American Nitrogen operations.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “will”, “expect”, “may” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements including, but not limited to, the timing of the controlled shut down, the expected impacts of the NEC restrictions and lack of reliable and economic gas supply on monthly sales volumes and our expectations for 2025 annual nitrogen sales volume guidance, and Nutrien’s ongoing stakeholder engagement with respect to the foregoing. Forward-looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Such key assumptions include, among other things, assumptions with respect to expected market, business, regulatory and industry conditions including demand, supply, product availability and pricing, logistics, operations, availability and cost of labour; and the estimates regarding duration and adverse impacts of the port restrictions and lack of reliable and economic natural gas supply on Nutrien’s current and future operations and financial results. Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release include, but not limited to, expectations with respect to general global economic, market and business conditions; and the supply and demand and price levels for our products; delays in production; and sufficient, cost-effective and timely transportation. For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the disclosure under the headings “Forward-Looking Statements” and “Key Enterprise Risks” our most recent Quarterly Report, Annual Report and “Risk Factors” under our Annual Information Form, filed under Nutrien’s profile on SEDAR+ at www.sedarplus.ca and with the Securities and Exchange Commission at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable laws.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – jeff.holzman@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – simon.a.scott@nutrien.com

Contact us at: www.nutrien.com

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